UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number 001-41662

SYLA Technologies Co., Ltd.

(Exact name of registrant as specified in its charter)

Ebisu Prime Square Tower 7F, 1-1-39

Hiroo, Shibuya-ku, Tokyo, Japan

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

As previously disclosed on December 5, 2024, SYLA Technologies Co., Ltd. (the “Company”) held an Extraordinary General Meeting of Shareholders (the “Meeting”) on December 26, 2024 at 3:00 p.m., Japan Standard Time (December 26, 2024 at 1:00 a.m., U.S. Eastern Standard Time) in Tokyo, Japan. The purpose of the Meeting was to vote on the following proposals, as more fully described in the Notice of Convocation included as Exhibit 99.1 to the Company’s report on Form 6-K furnished on December 5, 2024 (the “Notice”):

●	Proposal: Reduction of capital

Shareholders voted to approve the reduction of capital with an effective date of December 27, 2024, in accordance with the voting results listed below.

For	Against	Abstain	Broker Non-Votes
202,481	20	-	45,615

The information contained in any website is not a part of this Form 6-K. The press release furnished in this report as Exhibit 99.1 shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYLA TECHNOLOGIES CO., LTD.

Date: December 27, 2024	By:	/s/ Hiroyuki Sugimoto
	Name:	Hiroyuki Sugimoto
	Title:	Chief Executive Officer